Filed Pursuant to Rule 424(B)(3)
Registration Statement No. 333-169579

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 16, 2010)

STERLING FINANCIAL CORPORATION

RECENT DEVELOPMENTS

We have attached to this prospectus supplement our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2011.

July 27, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 27, 2011

STERLING FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Washington	001-34696	91-1572822
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

111 North Wall Street, Spokane, Washington 99201
(Address of principal executive offices) (Zip Code)

(509) 458-3711
(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

Item 2.02.	Results of Operations and Financial Condition.

          On July 27, 2011, Sterling Financial Corporation ("Sterling") issued a press release regarding its financial results for the quarter ended June 30, 2011.  A copy of the press release is included as Exhibit 99.1 to this report.  The information included in the press release is considered to be "furnished" under the Securities Exchange Act of 1934.  Sterling will include final financial statements and additional analyses for the period ended June 30, 2011, as part of its quarterly report on Form 10-Q covering that period.

Item 9.01.	Financial Statements and Exhibits.

(d) The following exhibit is being furnished herewith:

Exhibit No.	Exhibit Description

99.1	Press release text of Sterling Financial Corporation dated July 27, 2011.

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING FINANCIAL CORPORATION
(Registrant)

July 27, 2011	By:	/s/ Patrick J. Rusnak
Date		Patrick J. Rusnak
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release text of Sterling Financial Corporation dated July 27, 2011.

Exhibit 99.1

Sterling Financial Corporation of Spokane, Wash. Reports Second-Quarter 2011 Earnings and Operating Results

SPOKANE, Wash.--(BUSINESS WIRE)--July 27, 2011--Sterling Financial Corporation (NASDAQ:STSA), the bank holding company of Sterling Savings Bank, today announced results for the quarter ended June 30, 2011. For the quarter, Sterling recorded net income attributable to common shareholders of $7.6 million, or $0.12 per common share, compared to $5.4 million, or $0.09 per common share, for the first quarter of 2011, and compared to a net loss of $58.2 million, or $73.91 per common share, for the second quarter of 2010 (per share amount adjusted for a 1-for-66 reverse stock split in November 2010).

Following are selected financial highlights for the second quarter of 2011:

•	Loan originations were $883.0 million, a 41 percent increase over the linked quarter.

•	Retail transaction, savings and MMDA account balances increased by $81.7 million, or 3 percent, for the quarter.

•	Net interest margin expanded to 3.31 percent, improving 9 basis points for the quarter.

•	Nonperforming assets declined by $131.3 million, or 21 percent, for the quarter.

Greg Seibly, Sterling’s president and chief executive officer, noted, “Sterling’s earnings growth for the quarter was a result of net interest margin expansion and growth of non-interest income. The margin expansion was a function of growth of the loan portfolio and the success of our deposit strategy, which reduced the cost of deposits by 10 basis points for the quarter. The loan growth was a result of higher loan production, which outpaced the significant reduction in nonperforming assets. Our production teams are continuing to generate momentum as we enter the second half of the year.”

Balance Sheet Management

Seibly continued, “During the second quarter, we made additional progress improving our mix of deposits by increasing checking account balances and reducing our reliance on CDs, while growing our loan portfolio in multifamily and commercial banking. Additionally, we repositioned a portion of the securities portfolio to manage interest rate risk and to prepare for funding of anticipated future loan growth.”

	June 30, 2011		March 31, 2011		June 30, 2010
		% of		% of		% of	Annual
	Amount	Loans	Amount	Loans	Amount	Loans	% Change
	(in thousands)
Total assets	$9,241,595		$9,352,469		$9,737,781		-5%
Investments and MBS	2,496,056		2,820,772		1,955,890		28%
Loans receivable:
Residential real estate	712,638	13%	719,458	13%	778,196	12%	-8%
Multifamily real estate	811,917	14%	638,250	12%	460,393	7%	76%
Commercial real estate	1,324,058	24%	1,348,646	24%	1,367,122	21%	-3%
Construction	308,273	6%	396,300	7%	958,825	15%	-68%
Consumer	703,675	13%	715,206	13%	827,123	13%	-15%
Commercial banking	1,741,819	30%	1,738,794	31%	2,018,871	32%	-14%
Gross loans receivable	$5,602,380	100%	$5,556,654	100%	$6,410,530	100%	-13%

Loan originations were $883.0 million for the second quarter of 2011, up $254.6 million, or 41 percent from the linked quarter. Growth in loan originations came primarily within the multifamily portfolio, with multifamily originations expanding by $97.3 million, or 81 percent for the quarter. Other notable growth was achieved in commercial banking, with originations increasing by $74.8 million, or 138 percent, and in residential real estate, with originations increasing by $96.2 million, or 25 percent. These originations outpaced the continued runoff of construction loans, which contracted by $88.0 million, or 22 percent, during the quarter.

	June 30,	March 31,	June 30,	Annual
	2011	2011	2010	% Change
Deposits:	(in thousands)
Retail:
Transaction	$1,572,771	$1,507,489	$1,465,691	7%
Savings and MMDA	1,710,527	1,694,139	1,508,272	13%
Time deposits	2,279,025	2,499,546	3,122,547	-27%
Total retail	5,562,323	5,701,174	6,096,510	-9%
Public	561,651	691,527	683,528	-18%
Brokered	480,024	331,726	460,731	4%
Total deposits	$6,603,998	$6,724,427	$7,240,769	-9%
Net loans to deposits	82%	79%	85%	-3%
				Annual Basis
				Point Change
Funding costs:
Cost of deposits	0.91%	1.01%	1.36%	(45)
Total funding liabilities	1.31%	1.39%	1.71%	(40)

Sterling’s total deposits were $6.60 billion at June 30, 2011, down from $6.72 billion at March 31, 2011, and down from $7.24 billion at June 30, 2010. The decrease during the second quarter of 2011 reflects the expected reduction in retail CDs, as Sterling allowed certain higher-rate CDs to run off, improving the deposit mix and reducing funding costs. This run-off was partially offset by an increase in retail transaction, savings and MMDA accounts, which increased by $81.7 million over the linked quarter. Total funding costs declined to 1.31 percent for the second quarter of 2011, compared to 1.39 percent for the linked quarter and 1.71 percent for the same period a year ago.

At June 30, 2011, Sterling had total shareholders’ equity of $807.6 million, compared to $774.5 million at March 31, 2011, and $193.1 million at June 30, 2010. Sterling’s ratio of shareholders’ equity to total assets was 8.7 percent at June 30, 2011, compared to 8.3 percent at March 31, 2011. The tier 1 leverage ratio increased to 10.9 percent at June 30, 2011, from 10.6 percent at March 31, 2011, and tangible common equity to tangible assets increased to 8.6 percent at June 30, 2011, from 8.1 percent at March 31, 2011.

Operating Results

Net Interest Income

Sterling reported net interest income of $74.8 million for the quarter ended June 30, 2011, compared to $73.7 million in the linked quarter and $73.1 million for the same period a year ago.

	Three Months Ended
	June 30,	March 31,	June 30,
	2011	2011	2010
	(in thousands)
Net interest income	$74,807	$73,743	$73,095
Net interest margin (tax equivalent)	3.31%	3.22%	2.88%

Improvements in both net interest income and net interest margin during the quarter, as compared to the linked quarter, primarily reflect the decline in nonperforming assets, reduced deposit costs, and the increase in loan balances. The reversal of interest income from nonperforming loans reduced the net interest margin by 42 basis points for the second quarter of 2011, compared to 53 basis points for the linked quarter and 80 basis points for the same period a year ago.

Non-interest Income

For the second quarter of 2011, non-interest income was $34.3 million, compared to $30.0 million for the linked quarter and $41.2 million for the same period a year ago. For the quarter ended June 30, 2011, fees and service charges income contributed $12.9 million to non-interest income, compared to $12.6 million in the linked quarter and $14.2 million in the same period a year ago. The reduction in fees and service charges income from last year is primarily related to lower non-sufficient funds (NSF) fees and financial services commission income.

Income from mortgage banking operations for the second quarter of 2011 totaled $10.8 million, up from $10.3 million for the linked quarter, and down from $11.7 million from the same period a year ago, when the federal government was offering incentives to homebuyers. The table below presents residential loan originations and sales for the periods indicated.

	Three Months Ended
	June 30,	March 31,	June 30,	Annual
	2011	2011	2010	% Change
	(in thousands)
Loan originations - residential real estate for sale	$457,123	$363,118	$606,706	-25%
Loan sales - residential	398,120	498,310	660,310	-40%
				Annual Basis
				Point Change
Margin - residential loan sales	2.21%	2.48%	2.22%	(1)

For the quarter ended June 30, 2011, Sterling recorded a gain on sales of securities of $8.3 million, compared to $6.0 million for the linked quarter and $15.3 million for the same period a year ago.

Non-interest Expense

Non-interest expense was $91.6 million for the second quarter of 2011, compared to $88.3 million in the linked quarter and $97.3 million for the same period a year ago. The increase compared to the linked quarter was primarily the result of higher expenses related to other real estate owned (OREO), which increased by $3.1 million. The $5.7 million reduction of non-interest expense compared to the second quarter of last year primarily reflects lower Federal Deposit Insurance Corporation (FDIC) deposit insurance premiums.

During the second quarter of 2011, Sterling successfully completed the conversion to a new core operating system that is expected to support future growth and reduce associated operating expenses. In connection with the core conversion, Sterling incurred $2.3 million of non-recurring implementation expenses during the second quarter of 2011, compared to $1.5 million during the first quarter of 2011.

Income Taxes

During the second quarter of 2011, Sterling did not recognize any federal or state tax expense, as the income tax expense for the quarter was offset by a reduction in the deferred tax valuation allowance.

Sterling uses an estimate of future earnings and an evaluation of its loss carryback ability and tax planning strategies to determine whether it is more likely than not that it will realize the benefit of its net deferred tax asset. Sterling determined that it did not meet the required threshold as of June 30, 2011, and accordingly, a full valuation reserve was provided against the deferred tax asset. As of June 30, 2011, the reserved deferred tax asset was approximately $350 million, including approximately $279 million of net operating loss carry-forwards.

With regard to the deferred tax asset, the benefits of Sterling’s accumulated tax losses would be reduced in the event of an “ownership change,” as determined under Section 382 of the Internal Revenue Code. In order to preserve the benefits of these tax losses, during 2010, Sterling’s shareholders approved a protective amendment to the restated articles of incorporation and Sterling’s board adopted a tax preservation rights plan, both of which restrict certain stock transfers that would result in investors acquiring more than 4.95 percent of Sterling’s total outstanding common stock.

Credit Quality

For the second quarter of 2011, Sterling reported a provision for credit losses of $10.0 million, compared to $10.0 million for the linked quarter and $70.8 million for the same period a year ago. Net charge-offs for the second quarter of 2011 were $33.4 million, compared to $24.1 million for the linked quarter, and $101.8 million for the same period a year ago. The loan loss allowance at June 30, 2011 was $212.1 million, or 3.79 percent, of total loans, compared to $232.9 million, or 4.19 percent, of total loans at March 31, 2011.

The reduction in the allowance as a percent of total loans was warranted by the continued improvement in asset quality metrics during the quarter. At June 30, 2011, classified assets were $603.8 million, a reduction of $208.1 million, or 26 percent, from March 31, 2011, and down $782.8 million, or 56 percent, from June 30, 2010. These reductions were a result of improved risk ratings, sales of OREO, and net charge-offs. Nonperforming assets were $497.5 million at June 30, 2011, compared to $628.8 million at March 31, 2011, and $1.02 billion at June 30, 2010, representing reductions of 21 percent and 51 percent, respectively. At June 30, 2011, nonperforming assets as a percentage of total assets were 5.38 percent, compared to 6.72 percent at March 31, 2011, and 10.47 percent at June 30, 2010.

At the end of the second quarter of 2011, OREO, which is included in nonperforming assets, was $101.4 million, down 33 percent from $151.8 million at March 31, 2011. During the second quarter of 2011, Sterling sold 253 properties with a carrying value of $76.5 million.

Seibly commented, “We continue to experience favorable reductions in nonperforming assets and expect significant additional resolutions during the remainder of the year. Our asset quality metrics are the best we have reported in the last two years.”

The following table presents an analysis of Sterling’s nonperforming assets by loan category and geographic region as of the dates indicated.

Nonperforming Asset Analysis
	June 30,		March 31,		June 30,
	2011		2011		2010
Residential construction	(in thousands)
Puget Sound	$21,121	4%	$35,617	6%	$128,742	13%
Portland, OR	21,014	4%	35,594	6%	82,717	8%
Vancouver, WA	1,829	0%	7,697	1%	14,969	1%
Northern California	5,387	1%	5,555	1%	22,628	2%
Southern California	1,652	0%	3,558	1%	6,761	1%
Bend, OR	993	0%	1,199	0%	13,878	1%
Boise, ID	535	0%	1,034	0%	10,746	1%
Other	12,641	3%	21,830	3%	40,393	4%
Total residential construction	65,172	12%	112,084	18%	320,834	31%
Commercial construction
Puget Sound	32,390	7%	32,243	5%	47,682	5%
Northern California	18,618	4%	25,022	4%	30,041	3%
Southern California	14,804	3%	17,956	3%	37,113	4%
Other	72,817	15%	75,314	12%	101,266	10%
Total commercial construction	138,629	29%	150,535	24%	216,102	22%
Multifamily construction
Puget Sound	28,430	6%	39,221	6%	53,711	5%
Portland, OR	3,353	1%	5,817	1%	11,497	1%
Other	9,529	2%	16,933	3%	32,042	3%
Total multifamily construction	41,312	9%	61,971	10%	97,250	9%
Total construction	245,113	50%	324,590	52%	634,186	62%
Commercial banking	104,988	21%	109,003	17%	147,941	15%
Commercial real estate	66,811	13%	80,626	13%	84,043	8%
Residential real estate	64,748	13%	83,173	13%	115,716	11%
Multifamily real estate	9,523	2%	21,089	3%	27,447	3%
Consumer	6,332	1%	10,360	2%	10,035	1%
Total nonperforming assets	$497,515	100%	$628,841	100%	$1,019,368	100%
Specific reserve - loans	(17,083)		(21,483)		(18,060)
Net nonperforming assets (1)	$480,432		$607,358		$1,001,308

(1) Net of cumulative confirmed losses on loans and OREO of $375.7 million for June 30, 2011, $423.8 million for March 31, 2011, and $592.8 million for June 30, 2010.

Second-Quarter 2011 Earnings Conference Call

Sterling plans to host a conference call July 28, 2011 at 8:00 a.m. PT to discuss the company’s financial results. An audio webcast of the conference call can be accessed at Sterling’s website. To access this audio presentation call, click on the audio webcast icon. Additionally, the conference call may be accessed by telephone. To participate in the conference call, domestic callers should dial 1-773-756-4806 approximately five minutes before the scheduled start time. You will be asked by the operator to identify yourself and provide the password “STERLING” to enter the call. A webcast replay of the conference call will be available on Sterling’s website approximately one hour following the completion of the call. The webcast replay will be offered through August 28, 2011.

Sterling Financial Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts, unaudited)	June 30,	March 31,	June 30,
	2011	2011	2010
ASSETS:
Cash and due from banks	$587,210	$436,377	$823,315
Investments and mortgage-backed securities ("MBS") available for sale	2,494,002	2,808,030	1,940,710
Investments held to maturity	2,054	12,742	15,180
Loans held for sale (at fair value: $197,643, $136,447 and $191,338)	197,643	136,447	192,411
Loans receivable, net	5,387,714	5,320,884	6,140,913
Other real estate owned, net ("OREO")	101,406	151,774	135,233
Office properties and equipment, net	83,923	85,542	85,841
Bank owned life insurance ("BOLI")	172,774	171,093	165,805
Core deposit intangibles, net	14,480	15,704	19,378
Prepaid expenses and other assets, net	200,389	213,876	218,995
Total assets	$9,241,595	$9,352,469	$9,737,781

LIABILITIES:
Deposits	$6,603,998	$6,724,427	$7,240,769
Advances from Federal Home Loan Bank	407,071	407,142	875,134
Repurchase agreements and fed funds	1,058,694	1,051,995	1,023,027
Other borrowings	245,287	245,286	248,283
Accrued expenses and other liabilities	118,935	149,159	157,449
Total liabilities	8,433,985	8,578,009	9,544,662

SHAREHOLDERS' EQUITY:
Preferred stock	0	0	295,203
Common stock	1,962,830	1,961,763	963,600
Accumulated comprehensive income (loss):
Unrealized gain (loss) on investments and MBS (1)	17,733	(6,795)	31,362
Accumulated deficit	(1,172,953)	(1,180,508)	(1,097,046)
Total shareholders' equity	807,610	774,460	193,119
Total liabilities and shareholders' equity	$9,241,595	$9,352,469	$9,737,781

Book value per common share (2)	$13.04	$12.50	$(129.09)
Tangible book value per common share (2)	$12.80	$12.25	$(153.60)
Shareholders' equity to total assets	8.7%	8.3%	2.0%
Tangible common equity to tangible assets (3)	8.6%	8.1%	-1.2%
Common shares outstanding at end of period (2)	61,952,072	61,937,273	790,771
Common stock warrants outstanding (2)	2,722,541	2,722,541	97,541

(1) Net of deferred income taxes.
(2) Reflects the 1-for-66 reverse stock split in Nov 2010.
(3) Common shareholders' equity less core deposit intangibles divided by assets less core deposit intangibles.

Sterling Financial Corporation
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands, except per share amounts, unaudited)	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010
INTEREST INCOME:
Loans	$79,735	$80,387	$93,885	$160,122	$190,861
Mortgage-backed securities	19,928	20,034	18,616	39,962	38,442
Investments and cash	2,684	2,816	2,708	5,500	5,398
Total interest income	102,347	103,237	115,209	205,584	234,701

INTEREST EXPENSE:
Deposits	15,216	17,294	25,063	32,510	52,514
Borrowings	12,324	12,200	17,051	24,524	34,202
Total interest expense	27,540	29,494	42,114	57,034	86,716

Net interest income	74,807	73,743	73,095	148,550	147,985
Provision for credit losses	10,000	10,000	70,781	20,000	159,337
Net interest income (loss) after provision	64,807	63,743	2,314	128,550	(11,352)

NONINTEREST INCOME:
Fees and service charges	12,946	12,561	14,233	25,507	27,268
Mortgage banking operations	10,794	10,327	11,713	21,121	22,945
Loan servicing fees	709	1,101	(408)	1,810	738
BOLI	1,578	1,732	1,560	3,310	3,855
Gain on sales of securities	8,297	6,001	15,349	14,298	17,260
Other	11	(1,740)	(1,219)	(1,729)	(5,541)
Total noninterest income	34,335	29,982	41,228	64,317	66,525

NONINTEREST EXPENSE:
Employee compensation and benefits	41,836	43,850	40,858	85,686	80,917
OREO	14,452	11,400	17,206	25,852	28,129
Occupancy and equipment	13,170	12,834	13,170	26,004	26,684
Amortization of core deposit intangibles	1,224	1,225	1,224	2,449	2,449
Other	20,905	18,999	24,857	39,904	55,113
Total noninterest expense	91,587	88,308	97,315	179,895	193,292

Income (loss) before income taxes	7,555	5,417	(53,773)	12,972	(138,119)
Income tax (provision) benefit	0	0	0	0	0
Net income (loss)	7,555	5,417	(53,773)	12,972	(138,119)
Preferred stock dividend	0	0	(4,469)	0	(8,881)
Net income (loss) available to common shareholders	$7,555	$5,417	$(58,242)	$12,972	$(147,000)

Earnings per common share - basic (1)	$0.12	$0.09	$(73.91)	$0.21	$(186.60)
Earnings per common share - diluted (1)	$0.12	$0.09	$(73.91)	$0.21	$(186.60)

Average common shares outstanding - basic (1)	61,943,851	61,930,783	788,020	61,937,353	787,799
Average common shares outstanding - diluted (1)	62,312,224	62,335,212	788,020	62,320,028	787,799

(1) Reflects the 1-for-66 reverse stock split in Nov 2010.

Sterling Financial Corporation
OTHER SELECTED FINANCIAL DATA
(in thousands, unaudited)	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010
LOAN ORIGINATIONS AND PURCHASES:
Loan originations:
Residential real estate:
For sale	$457,123	$363,118	$606,706	$820,241	$1,021,149
Permanent	26,578	24,363	15,438	50,941	32,052
Total residential real estate	483,701	387,481	622,144	871,182	1,053,201
Multifamily real estate	217,139	119,846	977	336,985	1,727
Commercial real estate	7,236	34,130	5,237	41,366	37,327
Construction:
Residential	3,886	4,196	5,671	8,082	9,262
Commercial	1,800	0	0	1,800	500
Total construction	5,686	4,196	5,671	9,882	9,762
Consumer	40,018	28,357	20,825	68,375	49,112
Commercial banking	129,234	54,390	25,352	183,624	71,280
Total loan originations	883,014	628,400	680,206	1,511,414	1,222,409
Loan purchases:
Residential real estate	0	7,550	0	7,550	0
Multifamily real estate	0	2,440	0	2,440	0
Commercial real estate	0	48,584	0	48,584	0
Commercial banking	0	52,221	0	52,221	0
Total loan purchases	0	110,795	0	110,795	0
Total loan originations and purchases	$883,014	$739,195	$680,206	$1,622,209	$1,222,409

PERFORMANCE RATIOS:
Return on assets	0.32%	0.23%	-2.11%	0.28%	-2.67%
Return on common equity	3.82%	2.85%	NM (1)	3.35%	NM (1)
Operating efficiency (2)	74%	77%	79%	75%	81%
Noninterest expense to assets	3.93%	3.77%	3.82%	3.85%	3.73%
Average assets	$9,338,409	$9,500,882	$10,216,996	$9,419,196	$10,441,289
Average common equity	$792,748	$769,544	$(80,090)	$781,210	$(40,722)

REGULATORY CAPITAL RATIOS:
Sterling Financial Corporation:
Tier 1 leverage ratio	10.9%	10.6%	2.0%	10.9%	2.0%
Tier 1 risk-based capital ratio	16.9%	16.5%	3.0%	16.9%	3.0%
Total risk-based capital ratio	18.2%	17.8%	5.8%	18.2%	5.8%
Sterling Savings Bank:
Tier 1 leverage ratio	10.6%	10.3%	3.4%	10.6%	3.4%
Tier 1 risk-based capital ratio	16.4%	16.0%	5.1%	16.4%	5.1%
Total risk-based capital ratio	17.7%	17.3%	6.5%	17.7%	6.5%

OTHER:
FTE employees at end of period (whole numbers)	2,480	2,493	2,507	2,480	2,507

(1) NM stands for "not meaningful," as the balance of common equity reflected a deficiency for the periods indicated.
(2) Operating efficiency ratio calculated as noninterest expense, excluding OREO and amortization of core deposit intangibles, divided by net interest income (tax equivalent) plus noninterest income, excluding gain on sales of securities.

Sterling Financial Corporation
OTHER SELECTED FINANCIAL DATA
(in thousands, unaudited)	June 30,	March 31,	June 30,
	2011	2011	2010
INVESTMENT PORTFOLIO DETAIL:
Available for sale
MBS	$2,282,497	$2,584,302	$1,741,395
Municipal bonds	189,647	200,859	178,220
Other	21,858	22,869	21,095
Total	$2,494,002	$2,808,030	$1,940,710

Held to maturity
Tax credits	$2,054	$12,742	$15,180
Total	$2,054	$12,742	$15,180

LOAN PORTFOLIO DETAIL:
Residential real estate	$712,638	$719,458	$778,196
Multifamily real estate	811,917	638,250	460,393
Commercial real estate	1,324,058	1,348,646	1,367,122
Construction:
Residential	67,789	106,051	380,677
Multifamily	49,908	72,885	158,704
Commercial	190,576	217,364	419,444
Total construction	308,273	396,300	958,825
Consumer	703,675	715,206	827,123
Commercial banking	1,741,819	1,738,794	2,018,871
Gross loans receivable	5,602,380	5,556,654	6,410,530
Deferred loan fees, net	(2,578)	(2,826)	(4,767)
Allowance for loan losses	(212,088)	(232,944)	(264,850)
Net loans receivable	$5,387,714	$5,320,884	$6,140,913

DEPOSITS DETAIL:
Interest-bearing transaction	$505,134	$499,805	$770,367
Noninterest-bearing transaction	1,067,637	1,007,684	980,039
Savings and MMDA	1,933,941	1,972,781	1,627,336
Time deposits	3,097,286	3,244,157	3,863,027
Total deposits	$6,603,998	$6,724,427	$7,240,769

Number of transaction accounts (whole numbers):
Interest-bearing transaction accounts	44,116	44,648	52,849
Noninterest-bearing transaction accounts	166,483	169,304	158,939
Total transaction accounts	210,599	213,952	211,788

Sterling Financial Corporation
OTHER SELECTED FINANCIAL DATA
(in thousands, unaudited)	June 30,	March 31,	June 30,
	2011	2011	2010

ALLOWANCE FOR CREDIT LOSSES:
Allowance - loans, beginning of quarter	$232,944	$247,056	$294,798
Provision	12,500	10,000	71,901
Charge-offs:
Residential real estate	(4,210)	(6,816)	(11,338)
Multifamily real estate	(457)	(211)	(1,566)
Commercial real estate	(9,269)	(1,648)	(14,587)
Construction:
Residential	(10,218)	(7,538)	(35,236)
Multifamily	(2,158)	(83)	(12,617)
Commercial	(6,643)	(1,718)	(25,262)
Total construction	(19,019)	(9,339)	(73,115)
Consumer	(2,117)	(2,146)	(4,558)
Commercial banking	(3,908)	(9,584)	(3,677)
Total charge-offs	(38,980)	(29,744)	(108,841)
Recoveries:
Residential real estate	603	250	484
Multifamily real estate	1,167	1	0
Commercial real estate	875	578	401
Construction:
Residential	784	3,407	4,820
Multifamily	62	130	569
Commercial	1,033	150	0
Total construction	1,879	3,687	5,389
Consumer	337	621	453
Commercial banking	763	495	265
Total recoveries	5,624	5,632	6,992
Net charge-offs	(33,356)	(24,112)	(101,849)
Allowance - loans, end of quarter	212,088	232,944	264,850
Allowance - unfunded commitments, beginning of quarter	10,641	10,707	12,323
Provision	(2,500)	0	(1,120)
Charge-offs	(710)	(66)	(252)
Allowance - unfunded commitments, end of quarter	7,431	10,641	10,951
Total credit allowance	$219,519	$243,585	$275,801

Net charge-offs to average net loans (annualized)	2.23%	1.64%	5.47%
Net charge-offs to average net loans (ytd)	0.96%	0.41%	3.09%
Loan loss allowance to total loans	3.79%	4.19%	4.13%
Total credit allowance to total loans	3.92%	4.39%	4.31%
Loan loss allowance to nonperforming loans	54%	49%	30%
Loan loss allowance to nonperforming loans excluding loans individually evaluated for impairment	148%	161%	154%
Total credit allowance to nonperforming loans	55%	51%	31%

NONPERFORMING ASSETS:
Past 90 days due and accruing	$0	$0	$0
Nonaccrual loans	311,832	380,388	760,136
Restructured loans	84,277	96,679	123,999
Total nonperforming loans	396,109	477,067	884,135
OREO	101,406	151,774	135,233
Total nonperforming assets	497,515	628,841	1,019,368
Specific reserve on nonperforming loans	(17,083)	(21,483)	(18,060)
Net nonperforming assets	$480,432	$607,358	$1,001,308
Nonperforming loans to total loans	7.07%	8.59%	13.80%
Nonperforming assets to total assets	5.38%	6.72%	10.47%
Loan delinquency ratio (60 days and over)	5.46%	6.34%	9.29%
Classified assets	603,758	811,831	$1,386,595
Classified assets to total assets	6.53%	8.68%	14.24%

Nonperforming assets by collateral type:
Residential real estate	$64,748	$83,173	$115,716
Multifamily real estate	9,523	21,089	27,447
Commercial real estate	66,811	80,626	84,043
Construction:
Residential	65,172	112,084	320,834
Multifamily	41,312	61,971	97,250
Commercial	138,629	150,535	216,102
Total Construction	245,113	324,590	634,186
Consumer	6,332	10,360	10,035
Commercial banking	104,988	109,003	147,941
Total nonperforming assets	$497,515	$628,841	$1,019,368

Sterling Financial Corporation
AVERAGE BALANCE AND RATE
(in thousands, unaudited)	Three Months Ended
	June 30, 2011			March 31, 2011			June 30, 2010
		Interest			Interest			Interest
	Average	Income/	Yields/	Average	Income/	Yields/	Average	Income/	Yields/
	Balance	Expense	Rates	Balance	Expense	Rates	Balance	Expense	Rates
ASSETS:
Loans:
Mortgage	$3,516,320	$43,777	4.98%	$3,428,296	$43,111	5.04%	$4,422,766	$49,060	4.44%
Commercial and consumer	2,478,564	36,074	5.84%	2,520,610	37,393	6.02%	3,041,988	44,984	5.93%
Total loans	5,994,884	79,851	5.33%	5,948,906	80,504	5.45%	7,464,754	94,044	5.05%
MBS	2,450,178	19,928	3.25%	2,590,546	20,034	3.09%	1,699,890	18,616	4.38%
Investments and cash	668,553	3,732	2.24%	792,959	3,900	1.99%	1,095,491	3,815	1.40%
FHLB stock	99,629	0	0.00%	99,953	0	0.00%	100,601	0	0.00%
Total interest-earning assets	9,213,244	103,511	4.50%	9,432,364	104,438	4.46%	10,360,736	116,475	4.50%
Noninterest-earning assets	125,165			68,518			(143,740)
Total average assets	$9,338,409			$9,500,882			$10,216,996

LIABILITIES and EQUITY:
Deposits:
Interest-bearing transaction	$502,303	128	0.10%	$493,651	146	0.12%	$835,572	496	0.24%
Savings and MMDA	1,981,455	1,740	0.35%	1,959,561	1,970	0.41%	1,628,250	2,934	0.72%
Time deposits	3,172,641	13,348	1.69%	3,453,419	15,178	1.78%	3,910,867	21,633	2.22%
Total interest-bearing deposits	5,656,399	15,216	1.08%	5,906,631	17,294	1.19%	6,374,689	25,063	1.58%
Borrowings	1,704,126	12,324	2.90%	1,694,391	12,200	2.92%	2,508,813	17,051	2.73%
Total interest-bearing liabilities	7,360,525	27,540	1.50%	7,601,022	29,494	1.57%	8,883,502	42,114	1.90%
Noninterest-bearing transaction	1,040,000	0	0.00%	1,005,290	0	0.00%	990,726	0	0.00%
Total funding liabilities	8,400,525	27,540	1.31%	8,606,312	29,494	1.39%	9,874,228	42,114	1.71%
Other noninterest-bearing liabilities	145,136			125,026			128,007
Total average liabilities	8,545,661			8,731,338			10,002,235
Total average equity	792,748			769,544			214,761
Total average liabilities and equity	$9,338,409			$9,500,882			$10,216,996

Net interest income and spread (tax equivalent)		$75,971	3.00%		$74,944	2.89%		$74,361	2.60%

Net interest margin (tax equivalent)			3.31%			3.22%			2.88%

Deposits:
Total interest-bearing deposits	$5,656,399	$15,216	1.08%	$5,906,631	$17,294	1.19%	$6,374,689	$25,063	1.58%
Noninterest-bearing transaction	1,040,000	0	0.00%	1,005,290	0	0.00%	990,726	0	0.00%
Total deposits	$6,696,399	$15,216	0.91%	$6,911,921	$17,294	1.01%	$7,365,415	$25,063	1.36%

About Sterling Financial Corporation

Sterling Financial Corporation of Spokane, Wash., is the bank holding company for Sterling Savings Bank, a state chartered and federally insured commercial bank. Sterling offers banking products and services, mortgage lending, and investment products to individuals, small businesses, commercial organizations and corporations. As of June 30, 2011, Sterling Financial Corporation had assets of $9.24 billion and operated 178 depository branches throughout Washington, Oregon, Idaho, Montana and California. Visit Sterling’s website at www.sterlingfinancialcorporation-spokane.com.

Forward-Looking Statements

This release contains forward-looking statements that are not historical facts and that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements about Sterling’s plans, objectives, expectations, strategy and intentions and other statements contained in this release that are not historical facts and pertain to Sterling’s future operating results and capital position, including Sterling’s ability to complete recovery plans, and Sterling’s ability to reduce future loan losses, improve its deposit mix, execute its asset resolution initiatives, execute its lending initiatives, contain costs, realize operating efficiencies and provide increased customer support and service. When used in this release, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond Sterling’s control. These include but are not limited to: Sterling’s ability to execute on its business plan and maintain adequate liquidity; the possibility of continued adverse economic developments that may, among other things, increase default and delinquency risks in Sterling’s loan portfolios; shifts in interest rates that may result in lower interest rate margins; shifts in the demand for Sterling’s loan and other products; changes in accounting policies; changes in the monetary and fiscal policies of the federal government; changes in laws, regulations and the competitive environment; and Sterling’s ability to comply with regulatory actions and agreements. Other factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements may be found under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Sterling’s Annual Report on Form 10-K, as updated periodically in Sterling’s filings with the Securities and Exchange Commission. Unless legally required, Sterling disclaims any obligation to update any forward-looking statements.

CONTACT:
Sterling Financial Corporation
Media contact:
Cara Coon, 509-626-5348
cara.coon@sterlingsavings.com
or
Investor contacts:
Patrick Rusnak, 509-227-0961
or
Daniel Byrne, 509-458-3711